3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE          TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, July 30, 2003 - Cardiome Pharma Corp. (the “Company” or “Cardiome”) reported today financial results for the second quarter ended May 31, 2003. Amounts, unless specified otherwise, are all in Canadian dollars. At May 31, 2003, the exchange rate was CDN$1.00 = U.S.$0.7307.

For the quarter ended May 31, 2003, the Company recorded a loss of $3.80 million ($0.14 per common share), compared to a loss of $4.06 million ($0.15 per common share) for the same period in the preceding fiscal year (“fiscal 2002”). On a year-to-date basis, Cardiome recorded a loss of $8.12 million ($0.29 per common share) for the six months ended May 31, 2003, compared to a loss of $5.82 million ($0.31 per common share) for the same period in fiscal 2002. The results of operations were in line with the Company’s management’s expectations.

Revenue increased to $0.34 million and $0.72 million for the three and six month periods ended May 31, 2003 respectively, compared to $0.04 million and $0.08 million for the same periods in fiscal 2002. The increase in revenue was mainly attributable to the amortization of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) and the contract research fees for services provided to UCB in fiscal 2003. For the remainder of the current fiscal year (“fiscal 2003”), the Company expects to continue receiving contract research fees from UCB and recognizing as revenue the amortization of deferred revenue related to the initial payments from the existing agreement with UCB. The Company may also earn revenue from new licensing and collaborative research and development agreements with another pharmaceutical company.

Research and development expenditures were $2.40 million and $5.54 million for the three and six month periods ended May 31, 2003 respectively, compared to $2.45 million and $3.63 million for the same periods in fiscal 2002. The increase in research and development expenditure on a year-to-date basis was primarily due to the expanded activities in connection with the Company‘s three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure (“CHF”), and allopurinol intolerant hyperuricemia (gout). Specifically, these expenditures were associated with completion of a Phase I study on oral application of RSD1235, manufacture of additional RSD1235 drug supplies, ongoing Phase II/III clinical trial and proof-of-concept trials of oxypurinol for the treatment of congestive heart failure, as well as the expenses incurred to support the oxypurinol program in the treatment of allopurinol intolerant gout. The Company expects to incur higher level of clinical development expenditures for the remainder of fiscal 2003 as its RSD1235 project advances into Phase III clinical trial and its CHF project continues to progress in the Phase II/III clinical trials and proof-of-concept studies.

Bob Rieder, President and CEO of Cardiome, said “we are very pleased with the operational progress we made during the quarter and are on track to deliver three corporate milestones in the next few months”. “These three milestones are initiation of the first Phase III clinical trial of the intravenous administration of RSD1235, completion of a partnership and completion of one proof-of-concept trial study of oxypurinol in CHF.” added Bob Rieder.

General and administration expenses were $0.92 million and $1.71 million for the three and six month periods ended May 31, 2003 respectively, compared to $1.12 million and $1.64 million for the same periods in fiscal 2002. The increase in general and administration expenses on a year-to-date basis was due to increase in spending to support the expanded business development activities. This increase was partially offset by a decline in consulting and professional fees due to the internalization of some corporate activities. For the remainder of fiscal 2003, Cardiome expects a moderate increase in general and administration expenses, as compared to fiscal 2002.

The Company’s activities during the six months ended May 31, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year. At May 31, 2003, the Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $10.69 million (excluding funds held in escrow), as compared to $19.74 million at November 30, 2002. Funds held in escrow as at May 31, 2003 were $7.45 million representing the net financing proceeds collected from the issuance of 3,810,000 special warrants in April 2003. The net proceeds of $7.45 million were released to the Company upon obtaining receipts for the Final Prospectus on June 9, 2003. The Company believes that it has sufficient capital resources to fund operations into fiscal 2005.

Teleconference Call Notification: August 5, 2003 10:30 a.m. EST 7:30 a.m. PST

On Tuesday, August 5, 2003, Cardiome will hold a teleconference call and webcast at 10:30 a.m. EST (7:30 a.m. PST) to discuss the second quarter financial results and to provide an update on developments of the Company. To participate in the conference, please dial 1.888.843.8902 in Canada and the U.S. or 416.695.6354 internationally and enter participant code 85586. The live or archived webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

Selected Financial Highlights (Canadian dollars) 1, 2

Balance Sheets	As at
	May 31, 2003	November 30, 2002
Cash and cash equivalents Short-term investments Funds held in escrow Amounts receivable and other	$89,525 10,604,513 7,447,464 1,023,136	$1,430,349 18,306,028 - 583,866
Total current assets Capital assets Intangible and other assets	19,164,638 383,698 27,437,580	20,320,243 399,646 29,111,861
Total assets	$46,985,916	$49,831,750
Current liabilities Obligations under capital leases Deferred revenue Shareholders’ equity	$1,793,948 23,028 661,332 44,507,608	$3,437,077 36,260 925,865 45,432,548
Total liabilities and shareholders’ equity	$46,985,916	$49,831,750

	For the Three Months Ended		For the Six Months Ended
Statements of Loss and Deficit	May 31, 2003	May 31, 2002	May 31, 2003	May 31, 2002
Revenue Research collaborative and licensing	$340,736	$37,805	$717,863	$75,610
Expenses Research and Development General and Administration Amortization	2,402,859 917,368 939,933 4,260,160	2,447,361 1,115,653 843,788 4,406,802	5,544,351 1,715,058 1,828,326 9,087,735	3,632,163 1,640,855 950,056 6,223,074
Operating loss	(3,919,424)	(4,368,997)	(8,369,872)	(6,147,464)
Other income Interest and other income	115,800	206,498	248,554	223,134
Loss before income taxes Future income tax recovery	$(3,803,624) -	$(4,162,499) 100,000	$(8,121,318) -	$(5,924,330) 100,000
Loss for the period Deficit, beginning of period	$(3,803,624) (48,743,510)	$(4,062,499) (32,157,941)	$(8,121,318) (44,425,816)	$(5,824,330) (30,396,110)
Deficit, end of period	$(52,547,134)	$(36,220,440	$(52,547,134)	$(36,220,440)
Basic and diluted loss per common share[3]	$(0.14)	$(0.15)	$(0.29)	$(0.31)

[1]	Condensed from the Company’s unaudited financial statements.
[2]	Certain comparative figures have been reclassified to conform to the financial presentation used in the current reporting period.
[3]	Net loss per common share is based on the weighted average number of common shares outstanding during the period.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer
For more information:
Cardiome Pharma Corp. Contact
Don Graham, Director of Corporate Communications
T: (604) 677-6905 ext. 109
E:  dgraham@cardiome.com